Exhibit 99.1

Fiat Chrysler Automobiles N.V. Reaches Settlement with U.S. Securities & Exchange Commission

The U.S. Securities & Exchange Commission (“SEC”) announced yesterday that it has settled with Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA, “FCA N.V.”) the SEC’s investigation into certain emissions-related disclosures by FCA N.V. in early 2016. The settlement includes a payment of $9.5 million.

London, 29 September 2020

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